UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34649

China GengSheng Minerals, Inc., The NYSE MKT LLC
______________________________________________________________________________________________
(Exact Name of Issuer as specified in this charter, and name of Exchange where security is listed and/or registered)
No. 88 Gengsheng Road

Dayugou Town, Gongyi, Henan
People’s Republic of China, 451271
Telephone: (86) 371-64059863
_______________________________________________________________________________________________
(Address. including zip code, and telephone number, including area code, of Issuers principal executive offices)

Common stock, $0.001 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17 CFR240.12d2-2(a)(1)
[ ]	17 CFR240.12d2-2(a)(2)
[ ]	17 CFR240.12d2-2(a)(3)
[ ]	17 CFR 240.12d2-2(a)(4)

[   ] Pursuant to 17 CFR 240.12d2 -2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

[X] Pursuant to 17 CFR 240.12d2 -2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 24(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, China GengSheng Minerals, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 27, 2014	By	/s/Shunqing Zhang	Chief Executive Officer
Date		Name	Title